UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, on April 7, 2026, DarkIris Inc. (the “Company”) entered into certain share purchase agreements with 11 investors (the “Private Placement”). The Company also entered into a short video drama purchase agreement with a company incorporated in Hong Kong to purchase certain short video dramas content (the “Short Video Drama Purchase Agreement”).

The Private Placement closed on April 24, 2026, and the Company received a net proceeds of approximately $3.8 million. The Company intends to use the net proceeds to fund its development of its Artificial Intelligence-Generated Content platform and other general corporate purposes.

The transaction contemplated by the Short Video Drama Purchase Agreement also closed on April 24, 2026, under which the Company acquired a portfolio of 10 film and television intellectual property titles.

On April 24, 2026, the Company issued a press release announcing the closing of the Private Placement and the completion of the Short Video Drama Purchase Agreement. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated April 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: April 24, 2026